(a)(1)(E)
FORM OF ELECTION CONFIRMATION EMAIL
COGNEX CORPORATION
Election Confirmation Notice

To: [Name of Eligible Participant]
From: Cognex Treasury Department
Re: Confirmation of Receipt of Election Form
This notice serves as confirmation that Cognex Corporation has received the election form that you submitted in connection with Cognex Corporation’s offer to purchase certain underwater stock options for cash (the “Offer”).
Unless otherwise extended by Cognex Corporation, the Offer will expire at 5:00 p.m., Eastern Time, on December 15, 2009.
All questions about this email or the Offer should be made by email to Cognex’s Treasury Department at Treasury@cognex.com. If you need immediate assistance, you can contact Sheila DiPalma by email to Sheila.DiPalma@cognex.com or by telephone at (508) 650-3356.